

10025626

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   January 1, 2009   AND ENDING   December 31, 2009
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
                        (No. and Street)

Bedminster   New Jersey   07921
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr.   (908) 234-0300
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
                      (Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290   Livingston   New Jersey   07039-1711
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

T. R. WINSTON & COMPANY, LLC

Table of Contents



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 5, 2010

Member of
PKF North American Network
An association of legally independent firms

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	36,831
Securities owned		1,059,403
Receivable from clearing broker		1,100,835
Receivables from related party, including note receivable of $1,000,000		1,545,270
Fixed assets, net of accumulated depreciation of $6,553		6,811
Other		216,398
Total assets	$	3,965,548

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	156,903
Accrued expenses		1,280,810
Total liabilities		1,437,713

COMMITMENTS AND CONTINGENCIES

Members' equity		2,527,835
Total liabilities and members' equity	$	3,965,548

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2009
Revenues:	
Brokerage commissions and fees	$ 3,118,823
Principal transactions:	
Trading	2,308,118
Investing	(14,570)
Interest and dividends	136,046
Total revenues	5,548,417
Expenses:	
Commissions and related expenses	2,279,725
Employee compensation and benefits	1,189,585
General and administrative	283,619
Clearing fees and charges	744,889
Occupancy	406,843
Interest	8,394
Total expenses	4,913,055
Net income	$ 635,362

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2008	$ 1,809,988
Net income, year ended December 31, 2009	635,362
Contributions of capital by members	82,485
Balance at December 31, 2009	$ 2,527,835

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2009
Cash flows from operating activities:	
Net income	$ 635,362
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation and amortization	7,748
Change in net receivable from clearing broker	(349,325)
Change in receivable from related party	(493,603)
Change in other assets	100,453
Change in securities owned	(204,311)
Change in accounts payable and accrued expenses	58,220
Net cash used for operating activities	(245,456)
Cash flows from investing activities:	
Purchase of fixed assets	(2,997)
Cash flows from financing activities:	
Contributions of capital by members	82,485
Net decrease in cash and cash equivalents	(165,968)
Cash and cash equivalents at beginning of year	202,799
Cash and cash equivalents at end of year	$ 36,831
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ 8,394

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the Year Ended December 31, 2009

1. Business

    The Company is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Summary of Significant Accounting Policies

    Basis of Accounting:
    The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

    The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2009 is accrued in the statement of financial condition.

    The Company acts as placement agent for real estate exchange programs. The Company records these placement fees as revenues only after the individual exchange transactions are completed and closed. These revenues are included in brokerage commissions and fees.

    Securities Owned:
    The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements as defined in accounting standards consists of three hierarchical levels that directly relate to the amount of subjectivity associated with the determination of fair value:

<u>Level 1</u> – Quoted prices are available in active markets for identical investments as of the measurement date

<u>Level 2</u> – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date and fair value is determined through the use of models or other valuation methodologies.

<u>Level 3</u> – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into determination of fair value require significant management judgment or estimation.

The Company only uses "Level 1" inputs to value its securities which is the least subjective method.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

Fixed Assets:
The Company records all fixed assets, which consists predominantly of office furniture and equipment, at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to five years.

Income Taxes:
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. Tax returns for certain years are subject to audit by federal and state jurisdictions. At December 31, 2009, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Management Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2009 through February 5, 2010, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should Pershing, LLC be unable to pay this balance or return the securities owned by the Company and held in custody by Pershing, LLC.

4. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,319,619 which was $1,217,619 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

5. Commitments and Contingencies

The Company leases its main office facilities under a eight-year lease agreement with an unrelated party expiring in August 2012. The Company leases its Los Angeles office space under an eight-year lease agreement with an unrelated party expiring in August 2014. The Company subleases part of both these premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2009 was approximately $40,500. Aggregate net rent expense for the year ended December 31, 2009 was approximately $265,000. The Company leases additional office space under a two-year lease agreement. Future minimum rental requirements under the terms of all leases are:

Year	
2010	$ 334,000
2011	$ 309,000
2012	$ 280,000
2013	$ 220,000
2014	$ 147,000

6. Related Party Transactions

The Company acts as placement agent for a real estate exchange program. The controlling member of the Company is also the controlling shareholder of the program's sponsor. As of December 31, 2009 the Company had two receivables from the sponsor aggregating approximately $1,545,000. Effective April 1, 2009 the Company converted $1,000,000 of the receivables into a demand note receivable with interest payable quarterly at the rate of 1% per annum. The Company also recorded revenue from the sponsor of approximately $545,000 for the year ended December 31, 2009.

The Company reimburses Bedminster Management Corp. ("BMC") for the cost of certain group medical insurance and office supplies. BMC is owned one-third by the Company and two-thirds by unrelated entities that sublease office space in the Company's main office.

BMC was formed by the Company and these unrelated entities to share certain office and other expenses on a pro-rata basis. Such reimbursements were approximately $142,000 for the year ended December 31, 2009.

7.   Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of marketable equity securities. These securities, which aggregated approximately $1,060,000, are recorded at fair values that were available in active markets for identical investments as of December 31, 2009. Approximately $58,000 of securities owned consisted of companies that have a foreign domicile but are traded on U.S. markets.

8.   Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2009

Net Capital

Total members' equity from statement of financial condition	$	2,527,835
Subtract:		
Fixed assets, net		(6,811)
Other assets		(981,273)
Blockage deduction		(23,606)
Tentative net capital		1,516,145
Haircuts on securities owned		(155,370)
Undue concentration haircut		(41,156)
Net capital	$	1,319,619

Aggregate Indebtedness

Accounts payable	$	156,903
Accrued expenses		1,280,810
Total aggregate indebtedness	$	1,437,713

Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	102,000
Excess net capital	$	1,217,619
Excess net capital at 1000%	$	1,175,848
Ratio of aggregate indebtedness to net capital		1.09

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2009.

****

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC as of December 31, 2009 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
John W. Galuchie, Jr., President

Date: _____

Sworn to and subscribed before me

this _19th_ day of _February_, 2010

_____
Notary Public

PIPER S. SHELDON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 13, 2011

12



SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of T.R. Winston & Company, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including test of compliance with such practices and procedures relevant to the objectives stated in Rule 17a-5(g) in making computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Member of

PKF North American Network
An association of legally independent firms

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 5, 2010



SOBEL & CO.,LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by T.R. Winston & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating T.R. Winston's & Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). T.R. Winston & Company's management is responsible for the T.R. Winston & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

15

Member of


PKF North American Network
An association of legally independent firms

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co, LLC

Certified Public Accountants

Livingston, New Jersey
February 5, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 027519 FINRA DEC
> T R WINSTON & COMPANY LLC   10*10
> 376 MAIN ST STE 1
> BEDMINSTER NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,274.90

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (2,979.08)

   __8/5/2009__
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   1,295.82

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,295.82

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,295.82

   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T R Winston & Company, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Controller
(Title)

Dated the 26 day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending **Dec 31**, 20**09**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **4,839,702**

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

    (2) Net loss from principal transactions in securities in trading accounts.   —

    (3) Net loss from principal transactions in commodities in trading accounts.   —

    (4) Interest and dividend expense deducted in determining item 2a.   —

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   —

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

    (7) Net loss from securities in investment accounts.   —

        Total additions   **4,839,702**

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

    (2) Revenues from commodity transactions.   —

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   **1,002,222**

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   **2,120,825**

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   —

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **6,695**

        (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

        Enter the greater of line (i) or (ii)   **6,695**

        Total deductions   **3,129,742**

2d. SIPC Net Operating Revenues $ **1,709,960**

2e. General Assessment @ .0025 $ **4,274.90**

(to page 1 but not less than $150 minimum)

2

18

T.R. WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009